Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 8, 2010
Relating to Preliminary Prospectus dated May 25, 2010
Registration Statement No. 333-162317
June 2010 Offering of Common Stock $80 Million

general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values; the general decline in the real estate and lending market, particularly the market areas surrounding metropolitan Atlanta, may continue to negatively affect our financial results; restrictions or conditions imposed by our regulators on our operations, including the terms of our written agreement with the Federal Reserve Board and the Georgia Department of Banking and Finance, may make it more difficult for us to achieve our goals; legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged; competitive pressures among depository and other financial institutions may increase significantly; changes in the interest rate environment may reduce margins or the volumes or values of the loans we make; competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can; our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry; adverse changes may occur in the bond and equity markets; war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2009 and the risk factors discussed under the heading "Risk Factors" in the prospectus. Forward-looking statements speak only as of the date made. We assume no responsibility to update or revise forward-looking statements and caution readers not to place undue reliance on any such statements. Cautionary Notice Regarding Forward-Looking Statements The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-805-4128. This prospectus is available at http://www.sec.gov/Archives/edgar/data/705200/000095012310052831/g20707a4sv1za.htm Certain statements contained in this presentation are "forward-looking statements" within the meaning of the federal securities laws, including statements regarding our strategic plan, the capital we expect to raise in the offering to which this presentation relates, our estimated potential loss exposure on our performing and non-performing real estate-related loans, the liquidation value of our OREO properties, our estimated balance sheet at December 31, 2010 and at certain dates thereafter, the losses we would potentially suffer under the assumptions reflected in the "SCAP test," our financial projections, including the assumptions and key drivers for those projections, the effects of our branch sale transaction, and the effects of certain tax allowances and the possible recapture of those allowances. The forward-looking statements are based upon management's beliefs as well as assumptions made based on data currently available to management. When we use words like "believe," "intend," "plan," "may," "continue," "project," "would," "expect," "estimate," "could," "should," "will," and similar expressions, you should consider them as identifying forward-looking statements. These forward-looking statements are not guarantees of future performance, and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

Non-GAAP Financial Measures This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include the following: tangible book value per common share, tangible common equity to tangible assets, tangible equity to tangible assets, pre-tax, pre-provision income (loss) and OREO income (loss), core deposits, non-core deposits, and controllable operational expenses. Management uses these non-GAAP financial measures because it believes they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with meaningful measures for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to pages 66-68 in Appendix G of this presentation. In this presentation, we use a number of common abbreviations for financial terms. We define those terms on page 65. Glossary of Financial Terms

Table of Contents Offering Summary ................................................................ Page 6 Investment Summary ............................................................ Pages 8-19 Appendix A: Our Management Team .............................................. Page 21 Appendix B: Analysis of the "Good Bank / Bad Bank" ...................... Pages 23-24 Appendix C: Analysis of Troubled Assets ........................................ Pages 26-29 Appendix D: Detail of OREO Analysis ............................................. Pages 31-32 Appendix E: Summary of Financial Projections ................................ Pages 34-43 Appendix F: Current and Historical Financial Position ..................... Pages 45-63 Appendix G: Glossary and Non-GAAP Reconciliation ....................... Pages 65-68

Offering Summary

Offering Summary Issuer: PAB Bankshares, Inc. (NASDAQ: PABK) Transaction Size: $80 million Expected Pricing Date: June 2010 Over-Allotment Option: 15% Use of Proceeds: General corporate purposes Book Running Manager: Sandler O'Neill + Partners, L.P. Co-Manager: BB&T Capital Markets

Investment Summary

Company Overview $1.2 billion bank holding company headquartered in Valdosta, GA Operating in South Georgia for over 50 years with well- established market presence Foothold in attractive long-term demographic markets of North Georgia and North Florida Credit quality deterioration centered in construction A&D portfolio in North Georgia and North Florida $235 million NPAs; 19% of assets 82% of NPAs in North Georgia and North Florida markets Branch Map Current Franchise (1) Franchise Profile (1) Note: Dollars in Millions (1) Financial information as of March 31, 2010 PABK Pro Forma Branches Sold in May 2010 Offices Closed

Strategic Plan - Near Term Focus Fortify Our Capital Position Provide flexibility to accelerate disposition of NPAs Strengthen our regulatory standing Emerge from economic downturn well-positioned to take advantage of opportunities Eliminate Our Problem Assets Restructure and rehabilitate (where feasible) the nonperforming loans of relationship customers Complete migration of remaining nonperforming loans to OREO Liquidate OREO Plan to use existing capital and reserves to absorb losses in resolving problem assets (1) Plan to take 3-4 years to complete; with additional capital supporting franchise, liquidation plan accelerated to 12-18 months Enhance Core Operating Earnings Continue acquisition of core deposit and loan customers Benefit from disciplined loan and deposit pricing Maintain expense controls (1) Refer to management loss analysis on pages 26-27

Recent Initiatives - Protection Initiatives (1) For the period ended March 31, 2010 (2) See non-GAAP reconciliation on page 68 We undertook the following tactical initiatives to stabilize our balance sheet and protect our franchise: Protection Initiatives Closed a private capital offering of $13.4 million in September 2009 Sold five branches in markets that did not align with our long-term strategic plan in May 2010 Reduced workforce by 18% and controllable operational expenses by 19% over the last 24 months (1) (2) Continued to enhance an already strong liquidity position by increasing liquid assets by 13% over the last 15 months (1) Reduced balance of brokered deposits by 45% over the last 15 months (1)

Recent Initiatives - Change Initiatives In response to deterioration in our asset quality, we undertook the following tactical initiatives to strategically reposition the company: Change Initiatives Restructured and realigned the senior management team Transformed our credit culture to manage future concentration risk Created a "good bank / bad bank" internal accounting structure to isolate problem assets from core banking operations Staffed Special Assets Group to focus efforts on problem asset resolution

The Virtual "Good Bank / Bad Bank" In January 2010, we completed the creation of a granular tracking function for our troubled assets that isolates our "good bank" from our "bad bank" This internal accounting system: Separates our troubled loans, OREO and non-core funding sources from our performing assets and core liabilities Allows us to monitor the performance metrics of the "good bank" from a balance sheet and a profitability management perspective Clearly defines the composition of the troubled assets and the progress of the liquidation of the "bad bank" and Enables us to take full advantage of the value of our core bank as the economic environment improves We believe few community banks in our position have implemented such a dynamic system

Changes to Management Structure Former President and CEO retired in April 2009 Jay Torbert named President and Chief Executive Officer in June 2009 Nicole Stokes named Chief Financial Officer Announced restructuring of executive management team in October 2009 George Henderson named Chief Banking Officer David Hammond named Chief Credit Officer Realigned the Special Assets Group in October 2009 Keith Morris named head of Special Assets Group in January 2010 Improved the allocation of internal resources; focused management on liquidating the "bad bank" and creating value within the "good bank" Created a clear segregation of credit administration function from banking function Further segregated Special Assets Group from banking function to focus efforts on the objective workout of problem assets

Review Process and Our Analytics External Loan Review: Quarterly outside loan reviews Third party loan review firm reviewed approximately 45% of total loans in 2009 (1) Completed final 2009 review in December First quarter 2010 review completed in March covered approximately 11% of total loans Internal Loan Review: Targeted review Q4 2009 examination of substantially all real estate-dependent loans > $500 thousand Scope included non-owner occupied CRE, commercial and residential construction, commercial and residential A&D, and other real estate-dependent loans Reviewed total commitments of $292 million, or 67% of targeted categories and 36% of total loan portfolio Management loss analysis Utilized Q4 internal loan review to estimate potential losses Applied loss rate to remainder of portfolio Estimated loss on OREO assuming a liquidation in distressed market Loss assumptions were based on liquidation over a 12-18 month period Stress test (2) Performed Cumulative Loss Analysis (modeled after regulatory "SCAP" test) (1) Reviews performed quarterly covered a total of approximately $499 million in loans, or approximately 45% of average loans outstanding at the time of those reviews (2) Summarized on pages 28-29

Summary of Management Loss Analysis Management loss assumptions include $62 million of loan losses and $33 million of losses on OREO disposition, for total potential losses in a 1-2 year accelerated liquidation scenario of $95 million The "More Adverse SCAP Scenario" shows remaining potential losses of $63 million as of December 31, 2009 Based on management's financial projections (1), and taking into account potential accelerated losses as described in our management loss assumptions, future loan loss provisions and the capital injected from the offering, we expect the resulting balance sheet by year end 2011 to show: Nonperforming assets / assets of 0.5% Allowance for loan losses / gross loans of 1.5% Allowance for loan losses / nonperforming loans of 367% Texas Ratio of 6.6% (2) Tier 1 leverage ratio of 8.0% Total risk-based capital ratio of 13.3% See Note to Financial Projections on Page 34 (1) Based on management assumptions; see pages 34 to 43 for detailed discussion of assumptions and results (2) Texas Ratio defined as (NPLs + OREO) / (TCE + ALL)

Summary of Financial Projections - Drivers Using our accelerated liquidation analysis for our "bad bank", we projected our balance sheet and income statement through 2014 based on the following assumptions (1): Liquidation of bad bank and reduction of balance sheet size of $230 million through Q4 2011 Core loan and deposit growth thereafter of 8% Gradual return to more normalized operating metrics: Increasing NIM as NPAs are disposed; 4.14% NIM in 2014 Normalized loan loss provision after liquidation of bad bank; 1.5% ALL / loans ratio through 2014 Controlled non-interest expense ratio of 2.7% by 2014 Tax benefit of $11.1 million in 2012 (reversal of valuation allowance on deferred tax asset) Creation of an NOL carry-forward of approximately $75 million to offset future taxable income Base case includes no additional leveraging of the future increase in capital through accelerated core growth or strategic acquisitions See Appendix E, Summary of Financial Projections, including Note to Financial Projections on Page 34 and Key Drivers to Financial Projections on pages 35-36 (1) See detailed assumptions and projections on pages 34-43

Summary of Financial Projections - Results Through the accelerated disposition of our bad bank and the rejuvenation of steady core growth, we intend to provide a conservative base case earnings stream bolstered by a beneficial tax position that we expect to deliver the following results to our shareholders: 0.50% NPAs / assets by Q4 2011 Tier I leverage ratio of 8.0% after liquidation of bad bank in Q4 2011 1.8% core ROAA in 2014 16.9% core ROAE in 2014 Tier I leverage ratio grows to 12.4% by 2014 Shareholders' equity increases $63 million from Q4 2011 through 2014 See Appendix E, Summary of Financial Projections, including Note to Financial Projections on Page 34 and Key Drivers to Financial Projections on pages 35-36

Strategic Plan - Long-Term Objectives Capitalize on Our Competitive Position Only 8 publicly traded commercial banks with assets between $1 billion and $5 billion headquartered in Georgia and North Florida (1) Combination of core community banking model with sophisticated banking platform Manage Disciplined and Measured Organic Growth Aggregate core deposit customers in North Georgia Build long-term loan relationships in North Florida Maintain leading market presence in South Georgia Pursue Acquisition Opportunities in Our Markets Recruit talented bankers Explore strategic open bank opportunities at attractive levels Consider FDIC assisted transactions in our markets (1) Data Source: SNL Securities; as of March 31, 2010 This capital raise should enable us to:

Investment Opportunity An investment in PAB provides an opportunity to recapitalize a viable franchise with tangible strengths and a credible business plan Unique & Compelling Investment Attributes Completed an extensive discounted asset analysis to determine our true capital need Created an internal accounting structure to define and isolate our core bank from our troubled bank Identified what we believe is the floor on our problem assets and experienced recent improvement in real estate activity in our markets Assembled a capable and experienced management team to address legacy issues and enhance future value Extensively analyzed the robust projected earnings power of our core bank following the disposition of our troubled assets and Positioned our franchise to capitalize on extensive market dislocation in long-term attractive banking markets in Georgia and North Florida

Appendix A: Our Management Team

Current Leadership Team

Donald J. "Jay" Torbert, Jr.
President and CEO

- Named President April 2009
- Named CEO June 2009
- Joined PAB in 2000, CFO 2001 to 2009
- Prior to 2000 audit manager for banking practice of regional accounting firm

George D. Henderson
Chief Banking Officer

- Named CBO October 2009
- Due to workout experience at prior banks, named CCO April 2007 to begin problem asset resolution process
- 33+ years of commercial banking experience in Georgia

W. Keith Morris
SVP Special Assets Group

- Named head of Special Assets Group January 2010
- 30+ years experience in lending, credit management and problem asset resolution
- Former CEO of Georgia community bank

Nicole S. Stokes
Chief Financial Officer

- Named CFO April 2009
- Controller 2005 to 2009
- Former controller of $1.3 billion publicly traded southeastern community bank
- Certified Public Accountant

David H. Hammond
Chief Credit Officer

- Named CCO October 2009
- 25+ years experience in credit administration
- Previously with SouthTrust
- Responsible for oversight of Special Assets Group

R. Wesley Fuller
Chief Administrative Officer

- Named CAO and Treasurer October 2009
- Previously Director of Operations since 2002
- Former COO and CFO in two publicly traded Georgia banks
- 25+ years of banking experience

21

PAB

Appendix B: Analysis of the "Good Bank / Bad Bank"

Summary of the Virtual "Good Bank / Bad Bank" (1) Note: Dollars in Thousands (1) Derived from internal "good bank" financial measures for Q1 2010 (2) Nonperforming loans, out-of-market loans and potential problem loans (3) Accrued interest on loans, deposits and other borrowings allocated to bad bank (4) Brokered CDs, internet CDs and allocated deposits (5) TLGP debt and Federal Home Loan Bank Advances (6) Annualized As of March 31, 2010

"Good Bank / Bad Bank" Loan Summary (1) Note: Dollars in Thousands (1) Derived from internal "good bank" financial measures for Q1 2010 As of March 31, 2010

Appendix C: Analysis of Troubled Assets

Management Loss Analysis - Loan Portfolio Note: Dollars in Thousands (1) Not representative of a standard ALL analysis; this Management Loss Analysis was performed specifically for purposes of calculating potential loan losses in an accelerated disposition scenario; this analysis was not calculated in accordance with GAAP or regulatory guidance (2) Estimated loss rates based on loan review, historical loss rates and industry data Performed Management Loss Analysis (1) to determine the estimated potential loss exposure on our performing and non-performing real estate related loans

Management Loss Analysis - OREO Performed Management Loss Analysis (1) to determine the liquidation value of our OREO properties as of December 31, 2009 Refer to Appendix D on pages 31 - 32 for additional details Note: Dollars in Thousands (1) Not representative of an OREO carrying value analysis prepared in accordance with GAAP; this Management Loss Analysis was performed specifically for purposes of calculating potential OREO losses assuming accelerated liquidation in a distressed market over a 12-18 month period

Supervisory Capital Assessment Program Test ("SCAP") In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or "SCAP Test" This stress test was performed to measure the near-term capital needs of the 19 largest U.S. bank holding companies We performed our own "SCAP" test on our December 31, 2008 loan portfolio, factoring into the analysis NCOs and OREO losses during 2009 Results show $63 million of additional potential losses under the 2-year cumulative loss "More Adverse SCAP Scenario" The results of this "SCAP" analysis are hypothetical and are not indicative of losses we expect to incur, but rather show projected losses in our loan portfolio if economic conditions were to significantly worsen

Supervisory Capital Assessment Program Test ("SCAP") Note: Dollars in Thousands (1) Percentage loss rates based on weighted average of midpoint "More Adverse" SCAP loss rate for the given loan category

Appendix D: Detail of OREO Analysis

Detail of OREO Analysis Note: For period ended December 31, 2009; Dollars in Thousands

Detail of OREO Analysis Note: For period ended December 31, 2009; Dollars in Thousands (1) Not representative of an OREO carrying value analysis prepared in accordance with GAAP; this Management Loss Analysis was performed specifically for purposes of calculating potential OREO losses assuming accelerated liquidation in a distressed market over a 12-18 month period

Appendix E: Summary of Financial Projections

Note to Financial Projections THESE FINANCIAL PROJECTIONS CONTAIN FORWARD-LOOKING STATEMENTS The following projections are based on management's current assessment of the financial impact of the current economic environment, projections for the future economic environment and projections for our balance sheet, income statement and other financial measures in light of these factors. By definition, these financial projections are based upon numerous assumptions and estimates. The assumptions (or "drivers") disclosed in this presentation are those we believe to be significant to the projections. Although we believe that these assumptions are reasonable under the circumstances, projected financial information of this type is inherently subject to factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of our operations, including the factors described in the previous slide entitled "Cautionary Notice Regarding Forward-Looking Statements," which factors may cause the underlying assumptions or the projected financial information to be inaccurate. Because some of the projected financial information covers multiple years, that information by its nature becomes less reliable with each successive year. The projected financial information does not take into account any factual circumstances or events occurring after the date it was prepared that are at variance with the assumptions upon which the projected financial information was based. Readers are cautioned not to place undue reliance on the projections. Actual future results may materially differ from these projections. The projections are not a representation or warranty by us or any other person as to the accuracy of the projections or that they will be realized as stated in this presentation. We do not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even if any or all of the assumptions are shown to be incorrect. In addition, we do not intend to publicly announce at any time in the future any confirmation or comparison of PAB's actual performance with the projections.

Key Drivers to Financial Projections Reflects closing of branch sale transaction in May 2010 Includes gross proceeds from capital offering of $80 million in Q2 2010 (1) Assumes reduction of NPLs from $93 million at YE 2009 to $3 million at YE 2011 and reduction of OREO from $92 million at YE 2009 to $3 million at YE 2011 Includes NCOs of $62 million and OREO losses of $33 million based on management loss analysis in 2011 under accelerated NPA disposal scenario Includes $42 million cumulative loan loss provision to maintain 1.5% allowance for loan losses to total gross loans ratio at YE 2011 Assumes overall balance sheet reduction of approximately $230 million between the second quarter of 2010 and the end of 2011, primarily driven by reductions of non-performing assets and non-core liabilities and the branch sale transaction Assumes 8.0% forward growth in performing loans, 8% forward growth in core deposits, $160 million non-core time deposits shrinkage between the second quarter of 2010 and the end of 2011, and 20% forward shrinkage in non-core time deposits Assumes liquidity shift of Fed Funds into securities, then shift into loans (1) Assumes net proceeds of $74.4 million after offering expenses

Key Drivers to Financial Projections (cont.) Assumes NIM increases to 4.1% by 2014 based on "good bank" analysis and elevated capital levels Assumes non-interest income / average assets of 0.8% by 2014 Assumes non-interest expense / average assets of 2.7% by 2014 and efficiency ratio of 57% by 2014 Assumes reversal of $11.1 million deferred tax valuation allowance in 2012 as profitability is achieved Due to net operating loss ("NOL") created 18 months following capital raise, projections assume no book tax expense through 2014 Base case financial projections DO NOT include leveraging of capital through accelerated organic growth, cash dividends, share repurchases or strategic acquisitions from YE 2011 through 2014

Summary of Branch Sale Transaction Pro Forma Branch Map Branches Sold (1) Note: Dollars in Thousands (1) Data as of May 24, 2010 On May 24, 2010, sold five branches to HeritageBank of the South Transaction resulted in the transfer of: $52 million of loans $75 million of non-certificate deposits Certificates of deposit maturing within 45 days of closing (approx. $22 million) Realized a net premium of approximately $700 thousand from sale (core deposit premium less loan discount) Accretive to both capital and earnings Exiting lower growth markets as described in our long-term strategic plan PABK Pro Forma Branches Sold in May 2010 Offices Closed

Description of Tax Position In 2009, we took advantage of the five-year NOL carry-back provision in the Worker, Homeownership and Business Assistance Act of 2009 and realized a $15.3 million refund of taxes paid in prior periods At December 31, 2009, we recorded an $11.1 million valuation allowance on our net deferred tax assets Once we return to profitability, we expect to be able to recapture the $11.1 million through the reversal of the valuation allowance In addition, through the disposal of our NPAs in 2010 and 2011, we expect to create a NOL carry-forward that will be used to offset taxable income in 2012 through 2014 We expect the forward earnings stream bolstered by this tax position to significantly increase future book value, providing additional capital capacity to support strategic alternatives We estimate the NOL carry-forward to be approximately $70 to $75 million

Summary of Financial Projections - Equity and TCE Total Stockholders' Equity (1) Tangible Common Equity / Tangible Assets (1) (2) Note: Dollars in Thousands (1) Red bars represent the impact of the $74.4 million net proceeds of the capital raise (2) See non-GAAP reconciliation on page 66 $40,395 3.4% Actual Actual

Summary of Financial Projections - Capital & Credit Regulatory Capital Ratios (1) Credit Ratios Note: Dollars in Thousands (1) Textured bars in 2010Q2 represent the impact of the $74.4 million of net proceeds of the capital raise 4.1% 6.2% 7.4% Actual

Summary of Financial Projections - Forward Earnings Net (Loss) Income (1) Pre-tax, Pre-provision and OREO (Loss) Income (2) ROAA (1) (3) ROAE (1) (4) $ 24.8 2.5% 31.3 % Note: Dollars in Millions (1) Red bars represent the result of an assumed $11.1 million tax benefit in 2012 through the reversal of the deferred tax valuation allowance; see page 38 (2) See non-GAAP reconciliation on page 67 (3) Return on Average Assets: Net income divided by average total assets (4) Return on Average Equity: Net income divided by average total equity 1.4% 18.6% $13.7 Actual Actual Actual Actual

Summary of Financial Projections Note: Dollars in Thousands; assumes offering of $74.4 million net proceeds in Q2 2010 (1) See non-GAAP reconciliation on page 68

Summary of Financial Projections Note: Dollars in Thousands; assumes offering of $74.4 million net proceeds in Q2 2010 (1) Efficiency ratio excluding securities gains (losses), OREO gains (losses) and goodwill impairment

Appendix F: Current and Historical Financial Position

Historical Financial Results Note: Dollars in Thousands (1) See non-GAAP reconciliation on page 66 (2) Efficiency ratio excluding securities gains (losses), OREO gains (losses) and goodwill impairment

Gross Loans Historical Financial Performance Total Deposits Tangible Equity / Tangible Assets (1) Pre-tax, Pre-provision and OREO Income (Loss) (1) Note: Dollars in Millions (1) See non-GAAP reconciliation on pages 66-67

ROAA (1) Historical Financial Performance ROAE (1) Net Interest Margin (1) Efficiency Ratio (1) (2) (3.92)% 131.9% (57.4)% (1) Annualized (2) Efficiency ratio excluding securities gains (losses), OREO gains (losses) and goodwill impairment (1.74)% (43.5)%

Current Loan Portfolio Loans by Type (1) Loans by Geography (1) Current Loan Portfolio (1) Commercial and financial Agricultural Real Estate-C&D Real Estate-Comm. Real Estate-Residential Installment loans South Georgia North Georgia Florida Treasury Note: Dollars in Millions (1) For period ended March 31, 2010

Current Loan Portfolio Real Estate - Construction and Development (1) Real Estate - Commercial (1) Note: Dollars in Millions (1) For period ended March 31, 2010 (2) Percentage based on total loan portfolio

Historical Loan Portfolio Note: Dollars in Thousands Historical Loans by Type Historical Loans by Geography

Nonperforming Assets Historical Nonperforming Assets Nonperforming Assets by Geography Note: Dollars in Thousands

Problem Asset Migration Note: Dollars in Thousands

Problem Asset Migration Note: Dollars in Thousands

Nonperforming Assets Nonperforming Loans: $124.3 million (1) OREO: $94.6 million (1) (1) For period ended March 31, 2010 (2) The term "net carrying value" represents the book value of the loan less any allocated allowance for loan losses.

Allowance for Loan Losses Note: Dollars in Thousands (1) Loan loss reserve allocated to loan category / gross loan category balance

Loan Charge-offs Note: Dollars in Thousands (1) Annualized

Deposit Mix (1) Note: Dollars in Thousands; data not adjusted for May 2010 branch transaction (1) For period ended March 31, 2010 Deposit Mix By Type Deposit Mix By Market

Historical Deposit Mix Note: Dollars in Thousands Historical Deposits by Type Historical Deposits by Geography

Components of NIM Compression Note: Dollars in Thousands; net interest margins annualized (1) Interest income from non-accrual loans represents both interest lost due to loans on non-accrual status and reversing interest income for loans placed on non-accrual status during the fiscal period (2) Normalized figures include interest lost from non-accrual loans

Current Footprint Note: Dollars in Thousands; data not adjusted for May 2010 branch transaction (1) Dollar amounts are presented in thousands for period ended March 31, 2010; amounts exclude $40.4 million in loans and $216.7 million in deposits assigned to the "Treasury" that are not allocated to any particular market (i.e. participation loans, employee and director accounts, brokered deposits, official checks, etc.) (2) Based on the FDIC/OTS Summary of Deposits report as of June 30, 2009 (3) Estimated July 1, 2009 population provided by U.S. Census Bureau (4) Estimated percentage population change from 2000 to 2009 provided by the U.S. Census Bureau (5) Total employment growth (not seasonally adjusted) for the Fourth Quarter 2009 Year-To-Date percentage change from the prior year's Year-To-Date data provided by the Bureau of Labor Statistics Household Survey (6) Unemployment rate (not seasonally adjusted) for the Fourth Quarter 2009 provided by the Bureau of Labor Statistics (7) On May 24, 2010, we closed the sale of our branches in these markets Lowndes

South Georgia Market Loan Composition (1) Deposit Mix (1) Historical Loan & Deposit Composition Commercial and financial Agricultural Real Estate-C&D Real Estate-Comm. Real Estate-Residential Installment loans Nonint.-bearing demand Int.-bearing demand and savings Time < $100,000 Time >= $100,000 Retail time / CDARS program Note: Dollars in Millions; data not adjusted for May 2010 branch transaction (1) For period ended March 31, 2010

North Georgia Market Historical Loan & Deposit Composition Commercial and financial Agricultural Real Estate-C&D Real Estate-Comm. Real Estate-Residential Installment loans Nonint.-bearing demand Int.-bearing demand and savings Time < $100,000 Time >= $100,000 Retail time / CDARS program Loan Composition (1) Deposit Mix (1) Note: Dollars in Millions (1) For period ended March 31, 2010

Florida Market Historical Loan & Deposit Composition Commercial and financial Agricultural Real Estate-C&D Real Estate-Comm. Real Estate-Residential Installment loans Non int. bearing demand Int. bearing demand and savings Time < $100,000 Time >= $100,000 Retail time / CDARS program Loan Composition (1) Deposit Mix (1) Note: Dollars in Millions (1) For period ended March 31, 2010

Appendix G: Glossary and Non-GAAP Reconciliation

Glossary of Financial Terms A&D: Acquisition & Development loans ALL: Allowance for Loan Losses CDs: Certificates of Deposit CDARS: Certificate of Deposit Account Registry Service CRE: Commercial Real Estate FTE: Fully-Taxable Equivalent HELOC: Home Equity Line of Credit NCOs: Net Charge-Offs NIM: Net Interest Margin, which is calculated as net interest income / average earning assets NOL: Net Operating Loss, which occurs when net income before taxes is less than zero NPAs: Nonperforming Assets NPLs: Nonperforming Loans OREO: Other Real Estate Owned, in this presentation also includes repossessed assets RBC: Risk-Based Capital ROAA: Return on Average Assets, which is calculated as net income / average assets during the period ROAE: Return on Average Equity, which is calculated as net income / average equity during the period ROI: Return on Investment, the rate of return that would make the present value of future cash flows plus the terminal market value of the investment equal the current market price of the investment SCAP: Supervisory Capital Assessment Program SFR: Single Family Residential TBV: Tangible Book Value, which is common equity less intangible assets TDRs: Troubled debt restructurings TLGP: Temporary Liquidity Guarantee Program YE: Year End YTD: Year-To-Date

Non-GAAP Reconciliation (Tangible book value) (1) 2007 and prior periods adjusted for 2% stock dividend paid on July 15, 2008 (2) As of March 31, 2010 and for all prior periods, we have never had preferred stock outstanding; as a result, tangible equity and tangible common equity are the same (3) Projected values based on management assumptions; see page 34-36 Note: Dollars in Thousands

Non-GAAP Reconciliation (Pre-tax, pre-provision and OREO income (loss)) Note: Dollars in Thousands (1) Projected forward earnings according to management's assumptions, see pages 35-36

Non-GAAP Reconciliation (Deposits and Controllable Operational Expenses) Note: Dollars in Thousands (1) Projected values based on management's assumptions, see pages 35-36 (2) Brokered deposits, CDARS and Internet CDs